UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Michael Raynes

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

March 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 15,642,327
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,642,327
11.	Aggregate amount beneficially owned by each reporting person 15,642,327
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.64%*
14.	Type of reporting person OO

*	Based on the 146,961,077 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on October 30, 2018 were issued and outstanding as of September 30, 2018.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 15,642,327
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,642,327
11.	Aggregate amount beneficially owned by each reporting person 15,642,327
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.64%*
14.	Type of reporting person CO

*	Based on the 146,961,077 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on October 30, 2018 were issued and outstanding as of September 30, 2018.

INTRODUCTORY STATEMENT

This Amendment No. 19 (“Amendment No. 19”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 22, 2018 (“Amendment No. 12”), Amendment No. 13 thereto filed on March 19, 2018 (“Amendment No. 13”), Amendment No. 14 thereto filed on September 24, 2018 (“Amendment No. 14”), Amendment No. 15 thereto filed on October 3, 2018 (“Amendment No. 15”). Amendment No. 16 thereto filed on October 10, 2018 (“Amendment No. 16”), Amendment No. 17 thereto filed on December 17, 2018 (“Amendment No. 17”), and Amendment No. 18 thereto filed on December 27, 2018 (“Amendment No. 18”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and this Amendment No. 19 is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information

As previously described in Amendment No. 3 and Amendment No. 10, the Stockholders entered into funded collar confirmations (the “September 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, UBS and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”). Certain of the September 2014 Funded Collar Confirmations have expired and the remaining options granted related in the aggregate to 13,441,156 September 2014 Collared Shares.

As previously described in Amendment No. 4, Amendment No. 9, Amendment No. 10 and Amendment No. 12, the Stockholders entered into funded collar confirmations (the “December 2014 Funded Collar Confirmations” and together with the September 2014 Funded Collar Confirmations, the “Funded Collar Confirmations”) with each of DB, UBS and Citi (“Citi”, and together with DB and UBS, the “December 2014 Funded Collar Counterparties” and together with the September 2014 Funded Collar Counterparties, the “Funded Collar Counterparties”) that relate in the aggregate to 11,923,305 Ordinary Shares (the “December 2014 Collared Shares” and together with the September 2014 Collared Shares, the “Collared Shares”). Certain of the December 2014 Funded Collar Confirmations have expired and the remaining options granted relate in the aggregate to 1,883,006 December 2014 Collared Shares.

As previously described in Amendment No. 13, Waha Capital entered into Rule 10b5-1 sales plans (the “Collar Confirmation Sales Plans”) with each Funded Collar Counterparty and such Funded Collar Counterparty’s broker-dealer affiliate relating to the excess of the return obligation of the Funded Collar Counterparty with respect to rehypothecated Collared Shares over Waha Capital’s delivery obligation, in each case, in respect of the applicable expired options, pursuant to the terms of the Funded Collar Confirmation or Funded Collar Confirmations with such Funded Collar Counterparty.

From the date of the most recent amendment to this Schedule 13D through March 4, 2019, the Reporting Persons disposed of 1,274,426 Ordinary Shares pursuant to the settlement of the September 2014 Funded Collar Confirmations and 207,724 Ordinary Shares pursuant to the Collar Confirmation Sales Plans with respect to the September 2014 Funded Collar Confirmations in a series of open market transactions. Details by date, listing the number of Ordinary Shares disposed of and the average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Ordinary Shares Returned to Funded Collar Counterparties	Ordinary Shares Disposed of Under Collar Confirmation Sales Plans	Average Price per Ordinary Share Disposed of Under Collar Confirmation Sales Plans[1]
February 19, 2019	122,379	—	—
February 20, 2019	123,646	27,621	USD47.7770
February 21, 2019	125,932	26,354	USD46.8902
February 22, 2019	126,823	24,068	USD46.5670
February 25, 2019	126,861	23,177	USD46.5731
February 26, 2019	127,074	23,139	USD46.5166
February 27, 2019	128,465	22,926	USD45.9693
February 28, 2019	130,441	21,535	USD45.3165
March 1, 2019	130,652	19,559	USD45.2304
March 4, 2019	132,150	19,348	USD44.6691

The Reporting Persons are the beneficial owners of 15,642,327 Ordinary Shares of the Issuer. That number of shares represents 10.64% of the aggregate of 146,961,077 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of September 30, 2018 in its Report of Foreign Private Issuer on Form 6-K filed on October 30, 2018.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

[1]	The average price per Ordinary Share indicated reflects those shares sold in the open market pursuant to the Collar Confirmation Sales Plans.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2019

WAHA AC COÖPERATIEF U.A.

By:	/s/ Michael Raynes
Name:	Michael Raynes
Title:	Proxy Holder

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory